FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

For the month of June, 2005 (Report no. 2)

Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F X          Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first three paragraphs  contained in the press release attached as Exhibit
10.1 to this Report on Form 6-K are hereby  incorporated by reference  into:
(i) the  Registrant's  Registration  Statement on Form F-3,  Registration  No.
333-110681; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-125439; (iii) the Registrant's Registration
Statement on Form F-3, Registration No. 333-125440; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146;
(vi) the Registrant's Registration Statement on Form S-8, Registration
No. 333-14238; (vii) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (viii) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.




                                    CONTENTS


This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:


1. Press Release: Victor Hamilton Appointed President and CEO of Retalix USA.
Dated: June 7, 2005.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







                                          Retalix Limited

                                          (Registrant)

       Date: July 5, 2005                 /s/ Guy Geri
                                          -------------------------------

                                          By: Guy Geri, Controller

                            EXHIBIT INDEX



Exhibit Number              Description of Exhibit



10.1 Press Release: Victor Hamilton Appointed President and CEO of Retalix USA. Dated: June 7, 2005.

                                  EXHIBIT 10.1

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
(310) 231-8600                                          Retalix Ltd.
crocker.coulson@ccgir.com                               (469) 241-8400
                                                        infousa@retalix.com


FOR IMMEDIATE RELEASE

           Victor Hamilton Appointed President and CEO of Retalix USA

                  Additional appointments strengthen Retalix's
                      North American senior management team

Dallas, TX, June 7, 2005 - Retalix Ltd. (NASDAQ: RTLX), announced today that Victor Hamilton has been named President and CEO of Retalix Inc., the company's U.S.-based subsidiary. Until recently, Hamilton served as Chairman and CEO of Integrated Distribution Solutions (IDS), the Omaha-based software company which was acquired by Retalix in April 2005.

Hamilton has over 30 years experience in the food industry, with over 20 years in leadership roles with IDS and its predecessor company H&S Computer Systems.

In 1981, Hamilton founded H&S to provide Enterprise Resource Planning (ERP) solutions to all segments of the food distribution industry. In 1998, H&S purchased Gateway Computer Systems and added its warehouse management solutions to the product portfolio. In 2000, H&S merged with Data Tech Services to become IDS, where Hamilton assumed the role of Chairman and CEO.

Hamilton led IDS to become the market leading provider of enterprise software solutions for distributors in three major segments - foodservice, grocery, and convenience. With Hamilton's guidance, IDS became known as the technology leader in the industry.

As President and CEO of Retalix USA, Hamilton will assume responsibility for sales, implementation and customer support activities in the Americas, which contributed approximately 64% of Retalix's consolidated revenues in 2004, and will report directly to Barry Shaked, Chairman, President and CEO of Retalix Ltd.

Commenting on the appointment, Shaked said: "This appointment strengthens Retalix's management structure in North America and helps position us to execute our strategy of synchronizing retail and the supply chain as a single organization providing enterprise-wide software solutions to the grocery, convenience, fuel and food services industries. Vic Hamilton brings very strong industry knowledge and proven leadership capabilities to his new role as President and CEO of Retalix USA. He successfully built IDS into a market leader in the food distribution industry. And he has already made a major contribution to integrating IDS and TCI into the Retalix family, so as to leverage the strengths of each organization to deliver world class technology and support to our customers. I have every confidence that he will make a strong contribution to extending our leadership in North America."

"I am honored to have the chance to lead Retalix's organization in the Americas and very excited about what we can accomplish with the unique technology strengths and talented team we can now offer to the market," said Hamilton. "The food retail and distribution industries are undergoing a period of tremendous change and I believe that Retalix has a clear strategic advantage as retailers and distributors look to upgrade their outdated IT systems to respond to new business imperatives. With applications that span every strategic business process for food retailers and distributors, Retalix has the opportunity to significantly increase the value that we can deliver to our customers and grow our leadership position in the Western Hemisphere in the coming years."

The Company also announced the following executive appointments:

Todd Michaud has been named Executive Vice President of Sales and Marketing for Retalix USA. Michaud has over 10 years in the food industry, many of those years working with IBM Corporation as the Food Segment Executive for the Americas. In 2000, Michaud joined IDS as President and Chief Marketing Officer, where he led the sales and marketing team.

Lance Jacobs has been named Executive Vice President of Products and Strategy. Jacobs brings over 25 years of industry experience to this role. In the last 8 years, he served as CEO of TCI Solutions, the California-based software company which was recently acquired by Retalix. At TCI, Jacobs was the driving force in growing the company and the architect of TCI's vision for retail. Prior to TCI, Jacobs was President of a software company specializing in retail budgeting and labor management. He started out his career working for The Kroger Co. in the areas of Operations and Corporate Finance.

Reuben Halevi has been appointed Executive Vice President of Product Development in Retalix USA, in addition to his similar position at Retalix Ltd. Halevi has over 25 years of experience in the software industry as a professional consultant in the areas of Enterprise Resource Planning, Electronic Commerce and Retail Management. Since 2004 he has been leading the development of the new generation of Supply Chain solutions for Retalix. In January 2005 Halevi was appointed Vice President of R&D for Retalix Ltd.

About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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